QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF PRIVATE FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

SBS BROADCASTING S.A.

(Translation of registrant's name into English)

8-10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SELLS INTEREST IN DUTCH
RADIO STATION NOORDZEE FM

        Luxembourg, October 23, 2002 — SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today the sale of its 35% indirect stake in Publimusic BV, which operates Dutch radio station Noordzee FM, for approximately €7.1 million to Talpa Management BV, a private investment company controlled by John de Mol as part of a transaction involving the sale of 100% of Publimusic to Talpa Management.

        Commenting on the announcement, SBS Executive Chairman Harry Sloan said, "We are pleased to announce the sale of SBS's stake in Noordzee FM to John de Mol's investment company. This sale is another step in SBS's previously announced strategy of disposing of non-core assets and concentrating on stations that we own and operate. Since SBS acquired a non-controlling interest in Noordzee FM in early 2000, the performance of the station has met our expectations. Nevertheless, our strategic considerations and the regulatory uncertainties that currently surround the Dutch radio market have led us to decide to monetize SBS's equity interest in Noordzee FM, with a positive return on our investment. In The Netherlands, we will continue to focus on our successful television operations—SBS6, NET5 and V8. We wish Noordzee FM well under John de Mol's ownership."

        As part of the transaction, Publimusic will be entitled to receive €1,815,000 in advertising time on SBS6, NET5 and V8 at rate card prices and subject to availability, to be used before December 31, 2004. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands.

        Prior to the transaction, Publimusic was a jointly owned by SBS Radio BV and Strengholt BV, the managing partner for Noordzee FM. SBS owns 70% of SBS Radio BV, with the remaining 30% owned by De Telegraaf, the Dutch newspaper and publishing company that is also a 30% shareholder in SBS's Dutch television operations.

FORWARD LOOKING STATEMENTS

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that we intend to concentrate on stations that we own and operate and to focus on our television operations in The Netherlands. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations, web sites and/or services; the effects of technological changes in broadcasting and Internet technology; and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

* * * * *

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi	Alison Bowman	Catriona Cockburn
Brainerd Communicators	Brainerd Communicators	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 212 986 6667	Tel: +44 207 282 2924
Fax: +1 212 986 8302	Fax: +1 212 986 8302	Fax: +44 207 282 8040
smarg@braincomm.com	bowman@braincomm.com	catriona.cockburn@citigatedr.co.uk

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2002
SBS BROADCASTING S.A.
	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

QuickLinks

SBS BROADCASTING SELLS INTEREST IN DUTCH RADIO STATION NOORDZEE FM
SIGNATURES